Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. as of and
for the three and nine months ended September 30, 2023
(summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request)

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Financial Position

	As at September 30		As at December 31 2022
	2023	2022
	Unaudited		Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	97	609	154
Trade and other receivables	216	266	116
	313	875	270
Non-current assets:
Investment in equity accounted investee	265,828	233,531	239,147
	266,141	234,406	239,417

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	471	1,157	219
Loans from shareholders	9,384	64,631	20,000
	9,855	65,788	20,219

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	-	46,933
Accumulated profit	104,237	63,502	67,149
	256,286	168,618	219,198
	266,141	234,406	239,417

* Represents an amount less than NIS 1 thousand

                                   ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Comprehensive Income

	Nine Months ended September 30		Three Months ended September 30		Year ended December 31 2022
	2023	2022	2023	2022
	Unaudited		Unaudited		Audited
	NIS in thousands

General and administrative expenses	(562)	(1,339)	(436)	(774)	(1,395)
Operating loss	(562)	(1,339)	(436)	(774)	(1,395)
Financing expenses	(2,156)	(6,524)	(562)	(2,117)	(8,437)
Share of profits of equity accounted investee	39,806	7,649	26,194	9,612	13,265
Net profit (loss) for the period	37,088	(214)	25,196	6,721	3,433
Total comprehensive income (loss) for the period	37,088	(214)	25,196	6,721	3,433

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Changes in Equity

	Share Capital	Capital notes	Share Premium	Accumulated profit	Total Equity
	NIS in thousands

Balance as at January 1, 2023 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the nine-month period ended September 30, 2023 (unaudited) – Total comprehensive profit	-	-	-	37,088	37,088
Balance as at September 30, 2023 (unaudited)	*	46,933	105,116	104,237	256,286

Balance as at January 1, 2022 (audited)	*	-	105,116	63,716	168,832
Transaction during the nine-month period ended September 30, 2022 (unaudited) – Total comprehensive loss	-	-	-	(214)	(214)
Balance as at September 30, 2022 (unaudited)	*	-	105,116	63,502	168,618

Balance as at July 1, 2023 (unaudited)	*	46,933	105,116	79,041	231,090
Transaction during the three-month period ended September 30, 2023 (unaudited) – Total comprehensive profit	-	-	-	25,196	25,196
Balance as at September 30, 2023 (unaudited)	*	46,933	105,116	104,237	256,286

Balance as at July 1, 2022 (unaudited)	*	-	105,116	56,781	161,897
Transaction during the three-month period ended September 30, 2022 (unaudited) – Total comprehensive profit	-	-	-	6,721	6,721
Balance as at September 30, 2022 (unaudited)	*	-	105,116	63,502	168,618

Balance as at December 31, 2021 (audited)	*	-	105,116	63,716	168,832
Transaction during the year ended December 31, 2022 (audited) – Capital notes	-	46,933	-	-	46,933
Total comprehensive profit	-	-	-	3,433	3,433
Balance as at December 31, 2022 (audited)	*	46,933	105,116	67,149	219,198

*Represents an amount less than NIS 1 thousand

                                   ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31 2022
	2023	2022	2023	2022
	Unaudited		Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit (loss)	37,088	(214)	25,196	6,721	3,433

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	2,156	6,524	562	2,177	8,437
Company’s share of profits of equity accounted investee	(39,806)	(7,649)	(26,194)	(9,612)	(13,265)
	(37,650)	(1,125)	(25,632)	(7,495)	(4,828)
Changes in the assets and liabilities of the company:
Decrease (increase) in trade and other receivables	(478)	(597)	(45)	4	(558)
Increase in trade, related parties and other payables	252	1,087	266	874	249
	(226)	490	221	878	(309)

Cash paid during the period for:
Interest paid	(12,403)	(528)	(12,403)	-	(528)
Net cash provided by (used for) operating activities	(13,191)	(1,377)	(12,618)	104	(2,232)

Cash flows from investing activities -
Receipt of dividend from equity accounted investee	13,125	-	13,125	-	-
Net cash provided by investing activities	13,125	-	13,125	-	-

Cash flows from financing activities -
Receipt of loans from shareholders	506	1,487	33	400	1,887
Repayment of loans to shareholders	(497)	-	(497)	-	-
Net cash provided by financing activities	9	1,487	(464)	400	1,887

Increase (decrease) in cash and cash equivalents	(57)	110	43	504	(345)
Cash and cash equivalents at the beginning of the period	154	499	54	105	499
Cash and cash equivalents at the end of the period	97	609	97	609	154